

Mail Stop 7010

January 16, 2009

Via U.S. mail and facsimile

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th Floor
Clearwater, FL 33755

> **RE:** **Commonwealth Income & Growth Fund VII, LP**
> **Form S-1 filed on December 19, 2008**
> **File No. 333-156357**

Dear Ms. Springsteen-Abbott:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">Form S-1</p>

<u>General</u>

1. Please revise the outside front cover of the prospectus in the following manner:
   - Provide a more detailed "subject to completion" legend as required by Item 501(b)(10) of Regulation S-K.
   - As you state in the fifth bulleted paragraph on page 7, clarify that only two of your general partner's <u>six</u> prior public funds have gone full cycle to liquidity.

Compensation to the General Partner and Affiliates, page 37

2. In the first bulleted paragraph on page 10, you state that you will pay CCSC an underwriting commission of up to 10.0% of the capital contributions, which is to include a 1% marketing reallowance amount that you offer to your retail brokers if they meet certain sales targets. On page 37, you state that you will pay the CCSC only up to 9.0% of capital contributions as underwriting commissions, and you discuss separately the 1% marketing reallowance amount. Please reconcile this disclosure and clarify whether, if your retail brokers do not meet their sales targets, the unearned reallowance amount will be retained by CCSC as underwriting commission or will be returned to the fund for investment.

Prior Offerings by Affiliates, page 44

3. We note from your prior performance tables that the offering for Fund V was completed February 24, 2006. In your discussion of prior offerings, please disclose this date as well as the percentage of Fund V units offered that were ultimately sold.

United States Federal Income Tax Considerations, page 52

Disposition of Units – Gifts of Units, page 62

4. Please revise your disclosure in this section to specifically address the requirements of the third paragraph of Part 12.H of Industry Guide 5.

Reports to Limited Partners, page 80

5. Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of applicable periods rather than within 90 and 45 days. See Part 15 of Industry Guide 5.

Where You Can Find Additional Information, page 82

6. The address of the U.S. Securities and Exchange Commission, including its public reference room, is 100 F. Street, N.E., Washington DC 20549. Please revise your disclosure accordingly.

<u>Table II – Prior Performance Tables</u>

7. Please include a narrative introduction prior to your performance tables section as well as prior to each individual table, as provided in the Instructions to Appendix II of Industry Guide 5. In addition, please explain in your narrative sections how the tabular information regarding your more dated funds (i.e., those not managed by CCSC) is relevant to the current offering.

<u>Compensation to General Partners and Affiliates (Table II)</u>

8. Please include the underwriting fees in this table.

<u>Equipment Sales (Table V)</u>

9. Please revise your Table V disclosure to only include sales or disposals of property occurring within the most recent <u>three</u> years. See Instruction 1 to the Instructions to Table V, Appendix II, Industry Guide 5.

<u>Equipment Acquisitions (Table VI)</u>

10. Please revise your Table VI disclosure to only include property acquisitions occurring within the most recent <u>three</u> years. See Instruction 2 to the Instructions to Table VI, Appendix II, Industry Guide 5.

<u>Item 16. Exhibits and Financial Statement Schedules</u>

11. We note from the risk factor discussion on page 17 under the caption beginning "Our Sponsor, Commonwealth Capital Corp., depends upon the profitability of affiliates…" that your general partner has loaned your sponsor $1,000,000 and that your CEO has personally guaranteed this loan. Please file the underlying loan agreements as exhibits.

<u>Exhibit 5.1 – Opinion of Greenberg Traurig, LLP</u>

12. Please have counsel revise its opinion in accordance with the following:
    - Provide the omitted date of the Certificate of Officer of the Partnership referenced in the second paragraph.
    - Remove the assumptions in the second paragraph of the legal opinion that begin with "…(i) the due formation…" and "…(ii) the due authorization…" or have counsel explain why it believes these assumptions are appropriate.
    - In the penultimate paragraph, remove the language "…and limited in all respects to matters of Pennsylvania law…." Counsel may include a statement, if true, that it is only opining as to Pennsylvania law.
    - In the penultimate paragraph, remove the language "…subject to the terms of

> the Partnership Agreement and the Subscription Agreement…" and
> "…subject to the terms of the Partnership agreement, the Subscription
> Agreement and Sections 8542 and 8558 of the Pennsylvania Act…."
> - In the last paragraph, remove the sentence that begins with "The opinions
> expressed herein are intended solely for the benefit of the addressee…."

Item 17. Undertakings

13. Please revise your filing to include the undertakings required by Parts 20.A(c) and
20.D of Industry Guide 5.

Commonwealth Income & Growth Fund VII, LP Audited Financial Statement

General

14. Please note the updating requirements of Rule 8-08 of Regulation S-X.

15. To the extent that a comment below has been referenced to a specific set of
financial statements, please also consider whether the other annual and interim
financial statements included in this filing could be improved by providing the
requested disclosure.

Report of Independent Registered Public Accounting Firm, page F-1

16. In various places throughout your filing, you appear to use the names
Commonwealth Income & Growth Fund VII, LP and Commonwealth Income &
Growth Fund VII interchangeably. Please revise your filing throughout to use
one consistent name.

Note A – Nature of Business, page F-3

17. You disclose that the General Partner's initial contribution was $1,000, however,
your balance sheet appears to reflect a slightly different figure of $1,050. Please
revise your filing accordingly so that the amounts presented are consistent.

18. Please revise to disclose your fiscal year-end.

Commonwealth Income & Growth Fund, Inc. Audited Financial Statements

Note B – Summary of Significant Accounting Policies, page F-7

19. Please revise to disclose the amount of cash held as of each period end that
exceeded federally insured amounts.

Commonwealth Capital Corp. Audited Financial Statements

Consolidated Balance Sheets, page F-15

> 20. Please revise your footnotes to explain what the Accumulated Shareholder Distributions line item represents and how you account for Accumulated Shareholder Distributions.

Note A – Nature of Business, page F-18

> 21. You had receivables from income funds of $722,373 as of February 29, 2008 and $1,018,039 as of October 31, 2008. You forgave $113,582 in fees and reimbursable expenses from two Income Funds during the year ended February 29, 2008 and $228,000 in fees and reimbursable expenses due from two Income Funds during the eight months ended October 31, 2008. Please revise your disclosures to more clearly explain how you evaluate the collectability of receivables from Income Funds as of each period. Please supplementally tell us how the Income Funds account for the forgiveness of fees and reimbursable expenses.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Phillip Pillar
        Greenberg Traurig, LLIP
        2700 Two Commerce Square
        2001 Market Street
        Philadelphia, PA 19103